Edcon ~~Edgars~~ Consolidated Stores Limited - Launch Of American Depositary Rece

Release Date: 28/04/2004 09:47:46 Code(s): ECO ECOP

Edgars Consolidated Stores Limited - Launch of American Depositary Receipt ("ADR") programme
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECOP ISIN code : ZAE000018396
("Edcon")
Launch of American Depositary Receipt ("ADR") programme
Edcon has established an American Depositary Receipt (ADR) programme in the United States in order to facilitate US investment in its shares. Each ADR represents one Edcon ordinary share, and the ADR trades on the Over-the-Counter market under the symbol ECSJY and the CUSIP number 279781108. The Depositary Bank for the programme is The Bank of New York. Edcon has received exemption from the SEC from full US GAAP reporting under Rule 12g3-2(b) of the 1934 Exchange Act.
Brokers and investors wishing to deposit Edcon ordinary shares into the ADR facility should contact The Bank of New York on +1 212 815 2077.
The ADR programme is part of Edcon"s strategy of diversifying its shareholder base internationally.
28 April 2004
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Sponsor:
Cazenove
Enquiries:
Tessa Christelis +27 11 495 6545
Date: 28/04/2004 09:47:48 AM Produced by the JSE SENS Department